UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             PURO WATER GROUP, INC.
        -----------------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $.0063 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   746371 10 3
                                  -------------
                                 (CUSIP Number)

         Damian C. Georgino, Senior Vice President, General Counsel and
                               Corporate Secretary
                        United States Filter Corporation
            40-004 Cook Street, Palm Desert, CA 92211 (760) 340-0098
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 12 Pages

1. NAME OF REPORTING PERSON                     UNITED STATES FILTER CORPORATION
                                                --------------------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 33-0266015
                                                                      ----------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
3.  SEC USE ONLY




4. SOURCE OF FUNDS                                               OO (see Item 3)
                                                                 ---------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
                         [ ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware
                                                                        --------

      NUMBER OF         7.  SOLE VOTING POWER                                  0
      SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER                        2,139,256
      OWNED BY
      EACH              9.  SOLE DISPOSITIVE POWER                             0
      REPORTING
      PERSON WITH    10.  SHARED DISPOSITIVE POWER                     2,139,256


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,139,256

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   61.5%

14.   TYPE OF REPORTING PERSON                                                CO
                                                                              --

                               Page 2 of 12 Pages

This Schedule 13D is being filed in connection with the Agreement and Plan of Merger, dated as of October 8, 1997 (the "Merger Agreement"), by and among United States Filter Corporation, a Delaware corporation ("USF"), USF/PW Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of USF ("Sub"), and Puro Water Group, Inc., a Delaware corporation (the "Company"), which provides, among other things, that upon the terms and subject to the conditions thereof Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of USF (the "Merger"). In connection with the execution of the Merger Agreement, each of Peter T. Dixon, the Trusts Under
Article 16 of the Will of W. Palmer Dixon for the Benefit of Peter T. and Palmer Dixon (the "Dixon Trusts"), Jack C. West, Scott Levy, Beth Levy and Edberg Associates Limited Partnership (each, a "Stockholder"), who beneficially own in the aggregate 2,139,256 shares of Common Stock of the Company, has entered into a Stockholder Agreement dated as of October 8, 1997 with USF (together, the "Stockholder Agreements"), pursuant to which each stockholder has individually agreed to vote such stockholder's shares of Company Common Stock for the approval and adoption of the Merger Agreement and in favor of the Merger and to grant to USF, upon USF's request, such stockholder's irrevocable proxy to vote such shares.

Copies of the Merger Agreement and of the form of Stockholder Agreement are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference. The descriptions of such agreements in this Schedule 13D are qualified in their entirety by reference to the complete text of such exhibits.

ITEM 1.     SECURITY AND ISSUER

The title of the class of equity security to which this Schedule 13D relates is Common Stock, par value $.0063 per share ("Company Common Stock"), and the name of the issuer of such securities is Puro Water Group, Inc. The principal executive offices of the Company are located at 56-24 58th Street, Maspeth, New York 11378.

ITEM 2.     IDENTITY AND BACKGROUND

This Schedule 13D is being filed by United States Filter Corporation, a Delaware corporation. The principal executive offices of USF are located at 40-004 Cook Street, Palm Desert, California 92211. USF is a leading global provider of industrial and municipal water and wastewater treatment systems, products and services.

Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of
USF: (a) name; (b) residence or business address; and (c) present principal occupation or employment and

                               Page 3 of 12 Pages

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the  name,   principal   business  and  address  of  any  corporation  or  other
organization in which such employment is conducted. All of the directors and executive officers of USF are United States citizens.

During the last five years, neither USF nor, to the knowledge of USF, any of the persons named in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither USF nor, to the knowledge of USF, any of the persons named in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to each Stockholder Agreement, the consideration given by USF in connection with the execution and performance thereof was its agreement to enter into the Merger Agreement and to incur the obligations set forth therein.

ITEM 4.     PURPOSE OF TRANSACTION

Pursuant to the Merger Agreement, at the "Effective Time" (as defined in the Merger Agreement), Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of USF. By virtue of the Merger, each issued and outstanding share of Company Common Stock (other than shares issued and held in the treasury of the Company or owned of record by USF or a subsidiary thereof) will be converted into such fraction of a share of Common Stock, par value $.01 per share, of USF ("USF Common Stock"), as shall be determined by dividing $7.20 by the average market price of a share of USF Common Stock set forth in Section 2.01(b) of the Merger Agreement. Any share of Company Common Stock held in the treasury of the Company or owned of record by USF or any subsidiary thereof will be canceled and retired.

Upon consummation of the Merger, the Company Common Stock will be removed from listing on the American Stock Exchange and withdrawn from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Among the conditions to the obligation of each party to the Merger Agreement to effect the Merger is the approval of the shares of USF Common Stock to be issued in the Merger for listing on the New York Stock Exchange upon official notice of issuance. Consummation of the Merger is


                               Page 4 of 12 Pages
conditioned upon approval by the stockholders of the Company, as well as other conditions set forth in the Merger Agreement.

In connection with the Merger Agreement, each of Peter T. Dixon, the Dixon Trusts, Jack C. West, Scott Levy, Beth Levy and Edberg Associates Limited Partnership has entered into a Stockholder Agreement with USF pursuant to which such Stockholder has individually agreed that, until the earlier of the Effective Time or the date on which the Merger Agreement is terminated in accordance with its terms (the earlier of such dates being referred to therein as the "Expiration Date"), such Stockholder will vote, or take action by written consent with respect to, all of such Stockholder's shares of Company Common Stock for the adoption and approval of the Merger Agreement and in favor of the Merger and any other transaction contemplated by the Merger Agreement as the Merger Agreement may be modified or amended from time to time, and against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Merger, including, without limitation, any Acquisition Transaction (as defined in the Merger Agreement) other than the Merger. At the request of USF, each Stockholder is also required to execute promptly, in accordance with Section 212 of the Delaware General Corporate Law, and deliver to USF an irrevocable proxy and irrevocably appoint USF or its designees such Stockholder's attorney and proxy to vote or give consent with respect to all of such stockholder's shares of Company Common Stock for the purposes set forth above. Any such proxy will terminate on the Expiration Date. Each Stockholder has also agreed, among other things, that such stockholder will not sell or otherwise dispose of any of such shares until the Expiration Date. Each Stockholder warrants, in such Stockholder's respective Stockholder
Agreement, that the Stockholder's execution of and performance under such Stockholder's Agreement shall not conflict with any duty to which the Stockholder is bound by either statute or contract.

Except as set forth above or as provided in the Merger Agreement or the Stockholder Agreements, neither USF nor any of the persons listed in Item 2 hereof has any plans or proposals which relate to or would result in any of the matters described in Paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

By virtue of the Stockholder Agreements, pursuant to which the Stockholders have agreed with USF that they will vote, or grant to USF, at USF's request, a proxy with respect to, the 2,139,256 shares of Company Common Stock owned by them in the aggregate, USF may be deemed to have shared power to vote such shares. By virtue of the Stockholder Agreements, pursuant to which the Stockholders have agreed with USF that they will not dispose of such shares, USF may be deemed to have shared power to dispose of

                               Page 5 of 12 Pages
such shares. Such shares represent approximately 61.5% of the shares of Company Common Stock outstanding on October 10, 1997.

Neither USF nor any of the persons listed in Item 2 hereof has effected any transactions relating to Company Common Stock within the past 60 days. The Company has been advised that Jack C. West has pledged the shares of Company Common Stock that he owns beneficially. Except as has been reported in this
Schedule 13D or in filings made by any of the Stockholders under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no person other than the Stockholders is known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in the preceding paragraph.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in the Merger Agreement and the Stockholder Agreements with respect to the voting and disposition of shares of Company Common Stock, neither USF nor any of the persons named in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.            DESCRIPTION AND METHOD OF FILING

1. Agreement and Plan of Merger, dated as of October 8, 1997, by and among United States Filter Corporation, USF/PW Acquisition Corporation and
      Puro Water Group, Inc. (filed herewith)

2. Form of Stockholder Agreement, dated as of October 8, 1997, by and between United States Filter Corporation and each of the Stockholders (filed herewith)

      NOTE: In accordance with Rule 12b-31 under the Exchange Act, copies of the individual Stockholder Agreements dated as of October 8, 1997 between United States Filter Corporation and each of Peter T. Dixon, the Dixon Trusts, Jack C. West, Scott Levy, Beth Levy and Edberg Associates Limited Partnership are not filed herewith. The following schedule sets forth the material details (consisting only of the name of the Stockholder and the number of shares of Company Common Stock listed on the signature page

                               Page 6 of 12 Pages
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thereof) in which such documents differ from Exhibit 2 filed herewith:

                                                      NUMBER OF SHARES OF
            NAME OF STOCKHOLDER                      COMPANY COMMON STOCK
            -------------------                       --------------------

            Peter T. Dixon                                 357,991

            Dixon Trusts                                   932,145

            Jack C. West                                   359,505

            Scott Levy & Beth Levy                         391,047

            Edberg Associates                               98,568
            Limited Partnership

                               Page 7 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    UNITED STATES FILTER CORPORATION



                                   By: /s/ Damian C. Georgino
                                       --------------------------------
                                       Damian C. Georgino
                                       Senior Vice President, General
                                       Counsel and Corporate Secretary



Date: October 20, 1997

                               Page 8 of 12 Pages

                                     ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        UNITED STATES FILTER CORPORATION


NAME; PRESENT PRINCIPAL       ADDRESS AND PRINCIPAL BUSINESS OF
OCCUPATION                    ORGANIZATION IN WHICH EMPLOYED

Richard J. Heckmann                 United States Filter Corporation
Chairman of the Board of            40-004 Cook Street
 Directors, Chief Executive         Palm Desert, CA  92211
 Officer and President              Provider of water and wastewater
                                    treatment systems and services

Michael J. Reardon                  United States Filter Corporation
Executive Vice President            40-004 Cook Street
                                    Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Nicholas C. Memmo                   United States Filter Corporation
Executive Vice President -          40-004 Cook Street
 Process Water Group                Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Thierry Reyners                     United States Filter Corporation
Executive Vice President -          40-004 Cook Street
 European Group                     Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Andrew D. Seidel                    United States Filter Corporation
Executive Vice President -          40-004 Cook Street
 Wastewater Group                   Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Harry K. Hornish, Jr.               United States Filter Corporation
Executive Vice President -          40-004 Cook Street
 Distribution Group                 Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Kevin L. Spence                     United States Filter Corporation
Senior Vice President and Chief     40-004 Cook Street
 Financial Officer                  Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services


                               Page 9 of 12 Pages

Tim L. Traff                        United States Filter Corporation
Senior Vice President               40-004 Cook Street
                                    Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Damian C. Georgino                  United States Filter Corporation
Senior Vice President,              40-004 Cook Street
 General Counsel and                Palm Desert, CA  92211
 Corporate Secretary                Provider of water and wastewater
                                    treatment systems and services

John S. Swartley                    United States Filter Corporation
Senior Vice President -             40-004 Cook Street
 Corporate Development              Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

James W. Dierker                    United States Filter Corporation
Vice President, Controller          40-004 Cook Street
 and Treasurer                      Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Michael E. Hulme, Jr.               United States Filter Corporation
Assistant General Counsel           40-004 Cook Street
 and Assistant Secretary            Palm Desert, CA  92211
                                    Provider of water and wastewater
                                    treatment systems and services

Robert S. Hillas                    E. M. Warburg, Pincus & Co., Inc.
Managing Director                   466 Lexington Avenue
                                    New York, NY 10017-3147
                                    Private investment firm

John L. Diederich                   Aluminum Company of America
Executive Vice President-           1501 Alcoa Building
 Chairman's Counsel                 Pittsburgh, PA  15219
                                    Producer of aluminum and alumina

C. Howard Wilkins, Jr.              Maverick Restaurant Corp.
Chairman of the Board               302 N. Rock Road
                                    Suite 200
                                    Wichita, KS 67206
                                    Owns and operates restaurants
                                    under franchise agreements

J. Danforth Quayle                  10550 Hussey Lane
Author and Chairman                 Carmel, IN  46032
 of Campaign America


                              Page 10 of 12 Pages

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Arthur B. Laffer                    A.B. Laffer, V.A. Canto
Chairman and Chief Executive          & Associates
 Officer                            5405 Morehouse Drive
                                    Suite 340
                                    San Diego, CA 92121
                                    Economic research and financial
                                      firm

Alfred E. Osborne, Jr.              John E. Anderson Graduate School of
Director of the Harold               Management at UCLA
 Price Center for                   110 Westwood Plaza
 Entrepreneurial Studies            Box 951481
 and Associate Professor            Los Angeles, CA 90095-1481
                                    Graduate School

James E. Clark                      24-412 Park Grenada
Consultant and Private              Calabasas, CA  91302
 Investor

Ardon Moore                         Lee M. Bass, Inc.
Vice President                      201 Main Street
                                    Suite 3200
                                    Fort Worth, TX 76102
                                    Owner and operator of
                                    oil and gas properties


                              Page 11 of 12 Pages

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                                  EXHIBIT INDEX

Exhibit
No.         Description

1. Agreement and Plan of Merger, dated as of October 8, 1997, by and among United States Filter
            Corporation, USF/PW Acquisition Corporation and Puro Water Group, Inc.

2. Form of Stockholder Agreement, dated as of October 8, 1997, by and between United States Filter Corporation and the Stockholders